Exhibit 99.8
Consent of Independent Auditors
We hereby consent to the use in this Annual Report on Form 40-F of Transition Therapeutics Inc. of our report dated September 15, 2008 relating to the consolidated financial statements of Transition Therapeutics Inc. as at and for the years ended June 30, 2008 and 2007 which appear in Exhibit 99.3 of this Form 40-F.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
September 15, 2008